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Attention: Christina Chalk, Senior Special Counsel

Re:	Radius Health, Inc.

Schedule TO-T filed July 13, 2022

Filed by Patient Square Equity Partners, LP et al.

SEC File No. 5-84055

Dear Ms. Chalk:

On behalf of each of Ginger Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Ginger Acquisition, Inc., a Delaware corporation (“Parent”), Parent, Ginger Holdings, Inc., a Delaware corporation, Ginger TopCo L.P., a Delaware limited partnership, Ginger GP LLC, a Delaware limited liability company, GPC WH Fund LP, a Delaware limited partnership, B-FLEXION International GP LLC, a Delaware limited liability company, Patient Square Equity Partners, LP, a Delaware limited partnership, Patient Square Equity Advisors, LP, a Delaware limited partnership, and Patient Square Capital Holdings, LLC, a Delaware limited liability company (together with Purchaser, Parent, Ginger Holdings, Inc., Ginger TopCo L.P., Ginger GP LLC, GPC WH Fund LP, B-FLEXION International GP LLC, Patient Square Equity Partners, LP and Patient Square Equity Advisors, LP, the “Filing Persons”), we hereby submit the Filing Persons’ responses to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter to the Filing Persons dated July 14, 2022 (the “Comment Letter”) with respect to the Schedule TO-T, filed with the Commission on July 13, 2022 (the “Schedule TO”). Concurrently with the filing of this letter, the Filings Persons filed Amendment No. 1 to the Schedule TO-T (the “Schedule TO Amendment”) through EDGAR.

To facilitate the Staff’s review, we have included in this letter the Staff’s numbered comments in italicized text and have provided the Filings Persons’ response immediately following each numbered comment. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Offer to Purchase filed with the Commission on July 13, 2022 as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”). All references to page numbers (other than those in the Staff’s comments) correspond to the page numbers in the Offer to Purchase, unless otherwise noted.

July 21, 2022

Schedule TO-T

Source and Amount of Funds, page 34

1.	Provide additional information about Commitment Parties OrbiMed Royalty & Credit Opportunities III and IV, LP, including any relationship or affiliation with the parties to the Merger.

Response: Each Commitment Party is a Delaware limited partnership controlled by OrbiMed Advisors, LLC (together with its affiliates, “OrbiMed”). OrbiMed is a healthcare investment firm founded in New York City, New York, and invests globally across the healthcare industry, from start-ups to large multinational corporations, through a range of private equity funds, public equity funds, and royalty/credit funds.

As disclosed on pages 15-16 of Radius’s Schedule 14D-9, in the first quarter of 2022, Radius received four proposals regarding a potential refinancing of its outstanding convertible notes from prospective capital providers. One of these proposals was from OrbiMed. In April 2022, OrbiMed and Radius entered into a non-binding term sheet for new term loans, an equity investment and warrants to purchase shares of the Company’s common stock. In June 2022, the Company Board determined to pause its negotiations with OrbiMed in connection with the potential transaction with Gurnet Point, as described in Section 10 of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with Radius.”

Other than as described above, the Commitment Parties do not have any contractual relationship or affiliation with the parties to the Merger.

General

2.

We note that Gurnet Point was the party initially contacted by representatives of Radius Health and it negotiated the terms of the merger and entered into a CDA related to the exchange of information during those negotiations. In addition, Gurnet Point is an affiliate of named bidder GPC WH Fund, which in turn controls newly-formed entities Parent and Purchaser. Given these facts, provide your analysis as to why Gurnet Point has not been included as a bidder on the Schedule TO-T. Alternatively, add Gurnet Point and revise the Offer to Purchase (to the extent applicable) to provide all of the disclosure required by that Schedule as to the new filer.

Response: GPC WH Fund, LP (“GPC WH Fund”) has carefully reviewed the definition of “bidder” in Rule 14d-1(g)(2) and the guidance provided in Section II.D.2 of the November 14, 2000 Current Issues and Rulemaking Projects Outline (the “Outline”), and respectfully advises the Commission that it believes that Gurnet Point Capital, LLC (“Gurnet Point”) is not a bidder for purposes of Regulation 14D and Section II.D.2 of the Outline.

July 21, 2022

Rule 14d-1(g)(2) defines a “bidder” as “any person who makes a tender offer or on whose behalf a tender offer is made.” Gurnet Point is not making the Offer, and the Offer is not being made on its behalf. Instead, the Offer is being made by Purchaser, which is indirectly, wholly-owned by GPC WH Fund and Patient Square Equity Partners, LP (“PSEP”). GPC WH Fund is a private equity fund owned and controlled by B-FLEXION. PSEP is discussed in response to Comment #3 below.

Gurnet Point is an investment advisor engaged in the business of identifying potential investment opportunities and furnishing advice regarding the structure, negotiation and management of buyouts, corporate divestitures, recapitalizations and equity investments to the healthcare private equity funds owned and controlled by B-FLEXION. B-FLEXION is a private investment firm that partners with asset managers across sectors, and Gurnet Point is the investment advisor for two of B-FLEXION’s healthcare funds. Gurnet Point and GPC WH Fund are indirectly owned by a common parent company. Gurnet Point is not a general or limited partner of GPC WH Fund, is not in the chain of ownership of GPC WH Fund or any of the other named bidders and does not directly or indirectly control GPC WH Fund. Gurnet Point does not provide commitments to provide capital or make any investments, and will not beneficially own the securities purchased by Purchaser in the Offer. Gurnet Point is not a party to the Merger Agreement, the Limited Guarantees or the Equity Commitment Letters.

The general partner of GPC WH Fund is B-FLEXION International GP LLC (“B-FLEXION GP”). The principals who led the discussions concerning the transactions and directed the structuring and negotiation of the transactions are members and officers of B-FLEXION GP. Gurnet Point entered into the CDA to allow discussions with Radius to proceed, and Parent and Purchaser, which were subsequently formed, will be jointly owned by GPC WH Fund and PSEP. Prior to the execution of the Merger Agreement, two of the five member board of managers of B-FLEXION GP approved the Merger Agreement on behalf of B-FLEXION GP in its capacity as general partner of GPC WH Fund.

GPC WH Fund also carefully considered the guidance in the Outline, in which the Staff notes that “[i]f a named bidder is an established entity with substantive operations and assets apart from those related to the offer, the staff will ordinarily not go further up the chain of ownership to analyze whether that entity’s control persons are bidders.” GPC WH Fund notes that B-FLEXION’s healthcare private equity funds, Gurnet Point LP and the associated GPC WH Fund, are established entities with substantive operations and assets apart from those related to the Offer. Only GPC WH Fund and PSEP are obligated under the Equity Commitment Letters to provide equity financing to Purchaser to fund the transactions, and GPC WH Fund and PSEP are the only parties providing limited guarantees in favor of Radius in respect of certain of Parent’s obligations under the Merger Agreement. Gurnet Point has no obligation to provide or otherwise arrange for any financing in connection with the Offer.

July 21, 2022

For the foregoing reasons, the GPC WH Fund respectfully submits that Gurnet Point is not a bidder pursuant to Rule 14d-1(g)(2) or according to the Commission’s interpretive guidance. To clarify that B-FLEXION GP is a bidder, we are amending the Schedule TO to add B-FLEXION GP to the cover page and as a signatory and amend Schedule I to the Offer to Purchase.

3.	See our last comment above. Provide the same analysis as to Patient Square or add that entity as a bidder on the Schedule TO-T.

Response: PSEP has carefully reviewed the definition of “bidder” in Rule 14d-1(g)(2) and the guidance provided in Section II.D.2 of the Outline, and respectfully advises the Commission that it believes that Patient Square Capital, LP (“Patient Square Capital”) is not a bidder for purposes of Regulation 14D and Section II.D.2 of the Outline.

Rule 14d-1(g)(2) defines a “bidder” as “any person who makes a tender offer or on whose behalf a tender offer is made.” Patient Square Capital is not making the Offer, and the Offer is not being made on its behalf. Instead, the Offer is being made by Purchaser, which is indirectly, wholly-owned by GPC WH Fund and PSEP.

Patient Square Capital is an investment adviser registered with the Securities and Exchange Commission that provides advisory services to PSEP and other affiliated funds, vehicles and accounts focused on health care investments. Patient Square Capital is not a general partner nor a limited partner of PSEP, is not in the direct chain of ownership of PSEP or any of the other named bidders and does not directly or indirectly have primary control of PSEP. Rather, Patient Square Capital is the management company of PSEP, with investment authority delegated to it by PSEA (as defined below) pursuant to a customary management services agreement. Patient Square Capital does not directly provide commitments to provide capital or make any investments, and will not beneficially own the securities purchased by Purchaser in the Offer. Patient Square Capital is not a party to the Merger Agreement, the Limited Guarantees or the Equity Commitment Letters.

The sole general partner of PSEP is Patient Square Equity Advisors, LP (“PSEA”). The principals who led the discussions concerning the transactions and directed the structuring and negotiation of the transactions are all partners and/or officers of PSEA. PSEA acts by its sole general partner, Patient Square Capital Holdings, LLC (“PSCH”). The officer slates of PSEA and PSCH are the same.

PSEP also carefully considered the guidance in the Outline, in which the Staff notes that “[i]f a named bidder is an established entity with substantive operations and assets apart from those related to the offer, the staff will ordinarily not go further up the chain of ownership to analyze whether that entity’s control persons are bidders.” PSEP notes it has substantive operations and assets apart from those related to the Offer. Only GPC WH Fund and PSEP are obligated under the Equity Commitment Letters to provide

July 21, 2022

equity financing to Purchaser to fund the transactions, and GPC WH Fund and PSEP are the only parties providing limited guarantees in favor of Radius in respect of certain of Parent’s obligations under the Merger Agreement. Patient Square Capital has no obligation to provide or otherwise arrange for any financing in connection with the Offer.

For the foregoing reasons, PSEP respectfully submits that Patient Square Capital is not a bidder pursuant to Rule 14d-1(g)(2) or according to the Commission’s interpretive guidance. To clarify that each of PSEA and PSCH is a bidder, we are amending the Schedule TO to add each of PSEA and PSCH to the cover page and as a signatory and amend Schedule I of the Offer to Purchase.

*        *        *         *        *        *        *        *

July 21, 2022

We hope that the foregoing has been responsive to the Staff’s comments. If the Staff has any questions or requires additional information concerning the responses contained herein, the Schedule TO Amendment, the Offer to Purchase or related matters, please do not hesitate to call me at (617) 948-6018 or, in my absence, Peter Handrinos at (617) 948-6060 or Leah Sauter at (212) 906-1806.

Sincerely,

/s/ Elisabeth M. Martin
Elisabeth M. Martin of LATHAM & WATKINS LLP

cc: Peter N. Handrinos, Latham & Watkins LLP Leah R. Sauter, Latham & Watkins LLP

Michael E. Weisser, P.C., Kirkland & Ellis LLP Maggie D. Flores, Kirkland & Ellis LLP